Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Re:	NXP Semiconductors N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 6-K filed April 27, 2012
File No. 001-34841

31 May, 2012

Dear Mr. James:

This letter is being submitted in response to the comment letter dated May 23, 2012 regarding the above-referenced Form 20-F and Form 6-K.

The staff’s comments and our responses are set forth below.

FORM 20-F for the Fiscal Year Ended December 31, 2011

Note 10. Investments in Equity-Accounted Investees, page F-34

1.	We note the reference on page F-36 that the SEC did not object to the omission of the financial statements of Trident. In future filings, you should not include this reference in your disclosure.

We acknowledge the Staff’s comment and will delete the above mentioned reference in future filings.

FORM 6-K filed April 27, 2012

2.	We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

www.nxp.com, Trade Register Eindhoven No. 34253298

We considered the guidance within the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretation 102.10 (the “C&D Interpretation”) during the preparation of the information included on page 11 of our most recent earnings press release. We respectfully submit that the GAAP to non-GAAP income statement reconciliations were in a format used by the Company’s management in the operation of the business which we believe provides useful information to our investors as the non-GAAP items impact a majority of the income statement line items and therefore a tabular presentation was helpful for investors.

Nevertheless, we will revise our future filings and limit our presentation of reconciliations within our earnings releases and filings to only individually referenced non-GAAP measures which we believe are useful to investors and which are used by management in the operation of the business, rather than providing an “adjusted” non-GAAP income statement.

3.	In addition, we note the table presented on page 1 relating to First Quarter 2012 non-GAAP Results. While the title of this table refers to non-GAAP items, we note that the actual line item descriptions are the same as your GAAP line items. We similarly note the presentation of items in a table on page 2 for gross margin and operating margin that appear to be non-GAAP measures. In future filings, consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, please do not use titles or descriptions for the non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions for GAAP financial measures.

We acknowledge the Staff’s comment and will revise the line item titles or descriptions of non-GAAP financial measures accordingly in future filings.

4.	Also, in the table presented on page 2 relating to Guidance for the Second Quarter 2012, we note that you present various non-GAAP financial measures such as gross profit, operating income, non-GAAP net income and non-GAAP EPS. Then, in the tables presented on page 8 you present certain segment non-GAAP measures. In future filings please include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K of the differences between the non-GAAP measures with the most directly comparable GAAP amounts.

We acknowledge the Staff’s comment and will revise future filings to provide a reconciliation of all non-GAAP financial measures disclosed in future guidance to the most directly comparable GAAP measure. However, with respect to our segment non-GAAP financial measures, we respectfully direct the Staff’s attention to page 9 of our earning press release which provides a reconciliation of the segment and total NXP non-GAAP to GAAP financial measures presented on page 8.

5.	Please revise your discussion of non-GAAP financial measures in future filings to include a discussion of each of the non-GAAP financial measures disclosed as required by Item 10(e)(1)(i)(C). For example, we note that you present non-GAAP net income and non-GAAP EPS but do not include a discussion of those non-GAAP measures.

In future filings, we will provide a reconciliation of the non-GAAP measures disclosed in accordance with Item 10(e)(i)(B) of Regulation S-K and, in accordance with Items 10(e)(i)(C) and 10(e)(i)(D), we will revise the discussion on page 3 to explain why management believes the other non-GAAP measures provide useful information to investors and, if material, any additional purposes for which management uses these non-GAAP measures.

*  *  *  *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact the undersigned at +31 40 27 26 110.

Very truly yours,

/s/	Karl-Henrik Sundström
Executive Vice President & Chief Financial Officer of NXP Semiconductors N.V.

cc:	Kevin Kuhar, Staff Accountant
Kate Tillan, Assistant Chief Accountant

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